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Mr. Jeff J.F. Feng                                  Dan Matsui/Eugene Heller
Assistant to Chairman                               Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.                 1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.                          Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                             Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn                    Fax: (310) 208-0931
        ------------------------                    E-mail: dmatsui@sha-ir.com
Tel:  (011) 86-752-2808-188
Fax: (011) 86-752-2803-101


                    QIAO XING UNIVERSAL TELEPHONE, INC. FORMS
         STRATEGIC ALLIANCE WITH CHINESE SCIENCE AND TECHNOLOGY ACADEMY
                    TO DEVELOP ELECTRONIC MAPPING TECHNOLOGY

HUIZHOU, CHINA (March 8, 2000) -- Qiao Xing Universal Telephone, Inc. (NASDAQ
NMS: XING) today announced an agreement with the Geography and Resource Institution (GRI) of the Chinese Science and Technology Academy to jointly develop: 1) an atlas, or map, of digital networks; and 2) a geographic information system (GIS) which maps telecommunication networks. GRI is the leading provider of cartography technologies in China, including GIS for underground communications networks, electric power transmission lines, and electronic cartography software.

Under terms of the preliminary agreement, Qiao Xing would provide funding, and GRI would engage in R&D. The proposed digital network atlas would be offered through an E-business platform and would utilize space graphics and high-precision digital effects. The telecommunication network GIS would be utilized by telecommunications companies to design, build, and manage networks and transmission lines, including maintenance of call and system operation.

Mr. Riu Lin Wu, Chairman of the Board of Qiao Xing, said: "Qiao Xing would bring capital resources and valuable telecommunications industry marketing experience. GRI would provide expertise in GIS research and related software development. Through this proposed alliance we could offer practical, commercially viable applications of GIS and network mapping technologies."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. In 1997 and 1998, the Company was ranked #2 in telephone sales in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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